
RECEIVED
MAR 0 1 2007
152
SEC MAIL PROCESSING SECTION
WASH, D.C.

SEC [...] MISSION


07004426

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WILMINGTON BROKERAGE SERVICES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 NORTH MARKET STREET
(No. and Street)

WILMINGTON	DE	19890-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. MICHAEL FOX — 302-651-8941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1600 MARKET STREET	PHILADELPHIA	PA	19103-7279
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/16

AB 3/17

OATH OR AFFIRMATION

I, R. MICHAEL FOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILMINGTON BROKERAGE SERVICES COMPANY, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT & CCO

Title

Notary Public

SUSAN M. MURPHY
Notary Public - Delaware
My Comm. Expires June 27, 2008

This report ** contains (check all applicable boxes):

- X☒ (a) Facing Page.
- X☒ (b) Statement of Financial Condition.
- X☒ (c) Statement of Income (Loss).
- X☒ (d) Statement of Changes in Financial Condition.
- X☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X☒ (o) Independent Auditor's report on Internal accounting controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- X☒ (p) Reconciliation with focus computation of net capital

February 27, 2007

Dear Securities Regulator,

I have enclosed a copy of our audited financial statements for the period 01/01/2006 through 12/31/2006.

Our CRD number is 14942.

If you require any additional documentation, please contact me on my direct line 302.651.8941. Our goal is to maintain complete regulatory compliance at all times.

Thank you,



R. Michael Fox
President

Financial Statement and
Supplemental Information

Wilmington Brokerage Services Company

Year ended December 31, 2006
With Report and Supplementary
Report of Independent Auditors

Wilmington Brokerage Services Company

Financial Statements and
Supplemental Information

Year ended December 31, 2006

Contents



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499


RECEIVED
MAR 0 1 2007
152
WASH, D.C.
SECTION

Independent Auditors' Report

The Board of Directors
Wilmington Brokerage Services Company:

We have audited the accompanying statement of financial condition of Wilmington Brokerage Services Company (the Company) as of December 31, 2006, and the related statement of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Brokerage Services Company as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2007

Wilmington Brokerage Services Company

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	2,377,770
Securities owned:		
Marketable, at market value		6,804,495
Commissions receivable		101,313
Fixed assets, at cost,		
less accumulated depreciation of $1,041,813		79,980
Other assets		68,916
Total assets	$	9,432,474
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to Wilmington Trust Company	$	417,442
Accounts payable		70,226
Deferred tax liability, net		159,155
Incentive Accrual		172,087
Income taxes payable to Wilmington Trust Company		
and state taxing authority		120,945
Total liabilities		939,855
Stockholder's equity:		
Common stock, no par, 100 shares authorized, issued,		
and outstanding		25,000
Additional paid-in capital		1,481,972
Retained earnings		6,985,647
Total stockholder's equity		8,492,619
Total liabilities and stockholder's equity	$	9,432,474

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Income

Year ended December 31, 2006

Revenues:		
Brokerage commissions	$	9,624,899
Mutual fund commissions		4,640,188
Advisory fees		2,596,906
Interest and dividends		455,888
Principle transactions		(976)
Other		259,344
Total revenues		17,576,249
Expenses:		
Employee compensation and benefits		4,930,429
Clearing costs		1,680,496
Supplies		51,420
Professional fees		49,629
Telephone and communication		64,854
Travel and conferences		44,542
Depreciation		61,356
Postage		197,406
Occupancy and other support		414,677
Filing and handling fees		392,492
Other		591,551
Total expenses		8,478,852
Income before income taxes		9,097,397
Provision for income taxes		3,474,207
Net income	$	5,623,190

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Stockholder's Equity

Year ended December 31, 2006

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2006	100	$ 25,000	$ 1,440,615	$ 8,362,457	$ 9,828,072
Net Income				5,623,190	5,623,190
Stock-Based Compensation Expense			16,523		16,523
Windfall tax benefit from employee exercise of stock options			24,834		24,834
Dividend paid				(7,000,000)	(7,000,000)
Balance, December 31, 2006	100	$ 25,000	$ 1,481,972	$ 6,985,647	$ 8,492,619

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Cash Flows

Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 5,623,190
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	61,356
Changes in operating assets and liabilities:	
Decrease in securities owned, net	3,498,731
Increase in commissions receivable	(26,939)
Decrease in other assets	20,400
Decrease in payable to Wilmington Trust Company	(321,721)
Increase in accounts payable	25,090
Decrease in incentive accrual	(538,912)
Decrease in income taxes payable to Wilmington Trust Company and state taxing authority	(1,561,267)
Increase in deferred income taxes	53,708
Stock-based compensation expense	16,523
Tax benefit on exercise of stock options	(24,834)
Net cash provided by operating activities	6,825,325
Cash flows from investing activities:	
Purchases of furniture, equipment and improvements	(14,894)
Net cash used in investing activities	(14,894)
Cash flows from financing activities:	
Tax benefit on exercise of stock options	24,834
Cash dividends	(7,000,000)
Net cash used in financing activities	(6,975,166)
Net decrease in cash	(164,735)
Cash, beginning of year	2,542,505
Cash, end of year	$ 2,377,770
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes paid to Wilmington Trust Company and state taxing authority	$ 4,981,598

The accompanying notes are an integral part of these financial statements.

WILMINGTON BROKERAGE SERVICES COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE 1 -- ORGANIZATION

Wilmington Brokerage Services Company (the Company) is a discount broker registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Wilmington Trust Company (WTC). WTC is a wholly-owned subsidiary of Wilmington Trust Corporation (the Corporation). The Company's customer base is geographically diverse; however, the majority are trust or retail customers of WTC who reside in Delaware.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents for purposes of these financial statements consist of cash and a money market fund.

Securities Transactions:

Security transactions are cleared through National Financial Services, LLP and Pershing Investments, LLC (the Clearing Brokers). Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues related to customers' security transactions are recorded on a trade date basis.

Fixed Assets:

Fixed assets are stated at cost less accumulated depreciation. Buildings and improvements are depreciated on a straight-line basis over an estimated useful life of 39 years. Furniture and equipment is depreciated on a straight –line basis over an estimated useful life of 3, 5, or 7 years.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned:

At December 31, 2006, the Company holds U.S. Treasury Bills, maturing in March and May 2007, which are carried at market value with unrealized gains and losses reflected in the principal transactions line of the Statement of Income.

WILMINGTON BROKERAGE SERVICES COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Stock Based Compensation Plans:

Prior to 2006, the Company accounted for stock-based employee compensation plans under the "intrinsic value" approach, in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, rather than under the "fair value" approach prescribed in SFAS No. 123R, "Accounting for Stock-based Compensation." The "intrinsic value" approach limited the compensation expense to the excess of a stock option's market price on the grant date over the option's market price. Since the Company's stock-based employee compensation option plans have exercise prices equal to market values on the grant date, no compensation expense was recognized in the financial statements. The Company adopted SFAS No. 123R effective January 1, 2006. The "fair value" approach under SFAS No. 123R took into account the time value of the option and generally resulted in compensation expense being recorded when the option is granted.

Recent Accounting Pronouncements:

In June 2006, FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109." FIN 48 provides guidance on financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. According to the Interpretation, a tax position is recognized if it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the portion is measured to determine the amount of benefit to recognize and should be measured at the largest amount of benefit that is more than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for the Company with the fiscal year that begins on January 1, 2007. The Company has not completed a final assessment of the impact of FIN 48, but does not expect its adoption to have a significant impact on our financial statements.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 addresses SEC staff concerns regarding the methods companies use to quantify misstatements on their financial statements. It concludes that prior year misstatements should be considered in quantifying misstatements in current year financial statements. SAB 108 became effective for the Company during the 2006 fiscal year. The adoption of SAB 108 did not have a material impact on the financial statements.

NOTE 3 -- INCOME TAXES

The Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. These temporary differences are measured at prevailing enacted tax rates that will be in effect when the differences are settled or realized. The Company's provision for income taxes is computed as if the Company filed a separate tax return, however, the Company's taxable income is included in the consolidated federal income tax return filed by the Corporation. The income tax expense at December 31, 2006 was $3,474,207, consisting of current and deferred income tax expense of $3,420,499 and $53,708, respectively. The amount payable to WTC and the state taxing authority at December 31, 2006 was $120,945.

The difference between income tax at the statutory rate of 35% and income tax expense included in the statement of income is primarily related to employee stock plan benefits of ($8,057), meals and entertainment of $713, and the impact of state taxes (net of the federal benefit) of $297,110. The Company has a net deferred tax liability of $159,155 at December 31, 2006.

NOTE 4 -- FIXED ASSETS

A summary of fixed assets at December 31, 2006 follows:

Buildings and improvements	$	511,225
Furniture and equipment		610,568
		1,121,793
Accumulated depreciation		1,041,813
Fixed assets, net	$	79,980

Depreciation expense was $61,356 for 2006.

NOTE 5 -- RELATED PARTY TRANSACTIONS

The Company receives compensation for brokerage activities performed for the Wealth Advisory Services Department of WTC. In 2006, the Company recorded net brokerage commissions in the amount of $2,312,009 for these activities. In 2006, the Company paid the Personal Financial Services Department a negotiated amount of $1,075,000 to support Personal Investment representatives at branch sites. This amount is included in "Employee compensation and benefits" in the Statement of Income.

During 2006, the Company incurred rental expense of $179,392 under a leasing arrangement with WTC which is included in "Occupancy and other support" in the Statement of Income.

NOTE 6 -- EMPLOYEE BENEFITS AND OTHER POSTRETIREMENT BENEFITS

Employees of the Company are included in the noncontributory defined benefit pension plan of WTC, and are provided certain other postretirement health and life insurance benefits. Costs for these plans are borne fully by WTC. The defined benefit pension plan covers substantially all employees of the Company after certain age and service requirements are attained.

Employees of the Company are also eligible to participate in the Corporation's Employee Stock Purchase Plan and WTC's Thrift Savings Plan after meeting certain age and service requirements. Eligible employees may contribute from 1% to 25% of their annual base pay to the Thrift Savings Plan. The first 6% of each employee's pay is eligible for matching contributions from the Company of $.50 on each $1.00. In 2006 the Company's contributions for employees participating in the Thrift Savings Plan amounted to $79,292.

NOTE 7 -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had "net capital" of $8,229,642, which was $7,979,642 in excess of its required minimum net capital of $250,000 for regulatory purposes. The company maintains a minimum net capital of $250,000 for purposes of rule 15c3-1, in part, as a result of its Clearing Agreement. The Company's ratio of aggregate indebtedness to net capital was .11 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

NOTE 8 -- CLEARING AGREEMENT

All customer securities transactions are introduced and cleared on a fully-disclosed basis through the clearing brokers that are members of the New York Stock Exchange, Inc. (the "NYSE") pursuant to a clearing agreement (the "Agreement"). Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition and the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). Commissions receivable on the Statement of Financial Condition are amounts due from these Clearing Brokers.

The Agreement states the Company will assume customer obligations should a customer of the Company default. As of December 31, 2006, accounts owed to the clearing brokers by these customers were adequately collateralized by securities owned by the customers.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Schedule I

Wilmington Brokerage Services Company

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2006

Net Capital		
Total stockholder's equity from Statement of Financial Condition		$ 8,492,619
Deduct, stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		8,492,619
Additions		-
Total capital and allowable subordinated liabilities		8,492,619
Non-allowable assets		
1. Excess cash	-	
2. Commissions receivable	101,313	
3. Other assets	68,916	
4. Fixed assets, net	79,980	
Total non-allowable assets		250,209
Net capital before haircuts on securities positions		8,242,410
Haircuts on securities		(12,768)
Net capital		$ 8,229,642
Aggregate Indebtedness		
Included in Statement of Financial Condition		
Payable to Wilmington Trust Company		$ 417,442
Accounts payable and other liabilities		70,226
Deferred tax liability		159,155
Incentive accrual		172,087
Income taxes payable to Wilmington Trust Company and state taxing authority		120,945
Total aggregate indebtedness		939,855
Percentage of aggregate indebtedness to net capital		11%
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		62,657
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of 6-2/3% of aggregate indebtedness of $939,855 or $250,000)		250,000
Excess net capital		$ 7,979,642
Excess net capital at 1000%		$ 8,135,657

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Schedule I

Wilmington Brokerage Services Company

Computation of Net Capital Under SEC Rule 15c3-1 (continued)

December 31, 2006

Reconciliation of Company's Computation of Net Capital with FOCUS Report

Net Capital as reported in Wilmington Brokerage Services Company's Part IIA (Unaudited) FOCUS report	$ 7,933,616
Other Items:	
Adjustment to securities haircuts	49,480
Adjustment to non-allowable assets	246,546
Net Capital as shown on page 11	$ 8,229,642



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Wilmington Brokerage Services Company:

In planning and performing our audit of the financial statements of Wilmington Brokerage Services Company (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2007

END